Exhibit 99.6

GETTY COPPER INC.	Trading Symbol TSX V: GTC

October 24, 2012

NEWS RELEASE

GETTY CLOSES FINANCING – RAISES $500,000

Vancouver, BC, October 23, 2012: Getty Copper Inc. (TSXV: “GTC”) (“Getty”) is pleased to announce that further to their news release dated August 27, 2012, Getty has now completed the previously announced financing of 10,000,000 common shares at $0.05 per share. 90% of the issued shares were purchased by insiders of Getty.

All securities issued in connection with this financing are subject to a 4-month hold period expiring on February 24, 2013. Proceeds will be used for working capital and no finders’ fees were payable.

About Getty Copper Inc.

Getty is a Vancouver based company focusing efforts on advancing its 269 square kilometre (104 square miles) copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty filed a 43-101 compliance pre-feasibility study over the two known copper deposits, on the Getty property which is situated immediately adjacent to one of the world’s largest open pit copper mines.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIMMM FIChemE

For further information please contact:
Dr. Corby G. Anderson QP CEng FIMMM FIChemE
GETTY COPPER INC.
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release